Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

In June 2022, the U.S. Securities and Exchange Commission (“SEC”) added Moxian (BVI) Inc. (the “Company”) to its conclusive list of issuers identified under the Holdings Foreign Companies Accountable Act (“HFCAA”) because the Company filed an annual report on Form 20-F for the year ended December 31, 2021 containing the audit report issued by Centurion ZD CPA & Co. (“Centurion”), a registered public accounting firm headquartered in Hong Kong that the Public Company Accounting Oversight Board (the “PCAOB”) previously was unable to inspect or investigate completely because of a position taken by an authority in such jurisdiction.

Effective June 30, 2022, Centurion resigned as the Company’s independent registered public accounting firm for the audit of the Company’s financial statements to be filed with the SEC. Effective on the same date, the Company appointed Audit Alliance LLP, which is headquartered in the Republic of Singapore, as its independent registered public accounting firm for the fiscal year ending December 31, 2022.

The Company has determined that no governmental entity in China or in the British Virgina Islands (BVI), directly or indirectly, possesses the power to direct or cause the direction of the management and policies of the Company or has a controlling financial interest in Moxian (BVI) Inc or any subsidiary. The Company has made this determination based on the fact that as of the date of this annual report on Form 20-F, no such governmental entity has filed a Schedule 13D or 13G, there are no material contracts of the Company or any operating subsidiary with such a foreign governmental entity, and there is no representative of such foreign government entity on the Company’s or any subsidiary’s board of directors.